CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 2, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:         First Trust Exchange-Traded Fund II (the "Trust")
                         File Nos. 811-21944 and 333-143964
              ---------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 3, 2015 (the "Registration Statement"), which you discussed with us on July 1, 2015. The Registration Statement relates to the First Trust NASDAQ CEA Cybersecurity ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - PRINCIPAL RISKS

      Please include in the disclosure a risk factor describing the risk that is posed to the Fund should one or more of the small number of financial institutions capable of acting as Authorized Participants for the Fund become unable to create or redeem Creation Units for any reason.

RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with this comment.

COMMENT 2 - PRINCIPAL RISKS

      Please include in the disclosure a risk factor describing the possibility that shares of the Fund will trade at a premium or discount to the Fund's net asset value because the Fund's shares may be traded at times when the exchanges on which the Fund's underlying securities are listed are closed.

Karen Rossotto
July 2, 2015
Page 2



RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide an explanation as to how the Fund will maintain a share premium or discount in the range described in its applicable exemptive order.

RESPONSE TO COMMENT 3

      First Trust will engage a variety of institutions to serve as authorized participants for the Fund. First Trust expects that the price at which the Fund's shares trade will be disciplined by arbitrage opportunities created by the ability of these authorized participants to purchase or redeem Creation Units at their net asset value, which should help prevent the Fund shares from trading at a material discount or premium in relation to their net asset value.

COMMENT 4 - FEES AND EXPENSES OF THE FUND

      Please update the Registration Statement to include the fees and expenses associated with an investment in the Fund.

RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide the Index's methodology so that it may be compared to the description of the Fund.

RESPONSE TO COMMENT 5

      The complete Index methodology has been provided in the prospectus. In response to previous comments the "Principal Investment Strategies" section of the prospectus has been revised to provide a more detailed description of the Index's methodology.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide disclosure as to whether the Fund or the Index intends to concentrate in any sector, and provide any corresponding risk disclosure.

Karen Rossotto
July 2, 2015
Page 3



RESPONSE TO COMMENT 6

      The disclosure has been revised in accordance with this comment and previous similar comments received from the Commission.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide an explanation as to why the Fund should be considered to be "non-diversified" pursuant to Section 5(b)(1) of the Investment Company Act of 1940.

RESPONSE TO COMMENT 7

      The Fund may meet the requirements of a "diversified company" as outlined in Section 5(b)(1) at a future date, however, that does not preclude the Fund from being designated as "non-diversified" at its inception. The Board has determined that the Fund will initially be classified as non-diversified company, in part because the Index methodology explains that up to 30% of the Index may be represented by securities of the five most liquid companies engaged in the cybersecurity segment of the technology and industrial sectors, with a weighting of up to 6% of each such issuer. However, revisions to the disclosure will be made should the Fund operate as a diversified company in the future.

COMMENT 8 - FREQUENT PURCHASES AND REDEMPTIONS OF THE FUND'S SHARES

      Please elaborate on what is meant by the following sentence: "[t]o the extent that the Fund may effect the purchase or redemption of Creation Units in exchange wholly or partially for cash, the Board noted that such trades could result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund's ability to achieve its investment objective."

RESPONSE TO COMMENT 8

      If the Fund must effect the purchase or redemption of Creation Units in cash (as the Fund is permitted to do), the Fund will incur additional costs related to the acquisition or sale of securities to effect such purchases or redemptions. Such costs will reduce the assets of the Fund that may be used to purchase securities and the Fund will be diluted compared to what it would have been had such purchases or redemptions been made in kind.

COMMENT 9 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND
            POLICIES

      Please explicitly state that the Fund's investments will be concentrated in the cybersecurity sector.

Karen Rossotto
July 2, 2015
Page 4



RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment and previous similar comments received from the Commission.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose the percentage of the Fund's assets that will be concentrated in the cybersecurities sector.

RESPONSE TO COMMENT 10

      The first sentence of the "Principal Investment Strategies" section of the prospectus states that the Fund will normally invest at least 90% of its assets in common stocks or depositary receipts that comprise the Index, which is comprised entirely of securities of companies in the cybersecurity segment of the technology and industrial sectors.

COMMENT 11 - SHARE TRADING PRICES

      The disclosure states that the price of non-U.S. securities primarily traded on a non-U.S. exchange shall be updated, using the last sale price, every 15 seconds throughout the trading day, provided that upon the closing of such non-U.S. exchange, the closing price of the security, after being converted to U.S. dollars, will be used. Please disclose that this will likely cause the indicative optimized portfolio value to deviate significantly from the true market value of the portfolio.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.



                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Karen Rossotto
July 2, 2015
Page 5



      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        -----------------------
                                                            Morrison C. Warren